FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated February 17, 2009 by Excel Maritime Carriers Ltd. That Provides Charter Status Update and Announces Suspension of Dividend

Exhibit 1

Excel Maritime Provides Charter Status Update and Announces Suspension of Dividend

ATHENS, GREECE – February 17, 2009 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, today announced the following:

Status of Charters

Two charterers, with long-term charters on three of the Company’s vessels, have recently unilaterally started to pay approximately 50% of the agreed charter rate to the Company. The loss of hire for Excel throughout the life of the charters, should the Company keep receiving the reduced rates, is estimated to be approximately $107 million, of which $32 million would affect 2009 cash flows and another $35 million would affect 2010 cash flows. In addition a few of the Company’s other charterers have also approached the Company attempting to renegotiate charter rates.

While the Company monitors the status of its counterparties, it cannot assure that charterers, will continue to pay hire at agreed rates, reduced rates, or at all.  The Company considers cash flow security and preservation an issue of great importance and as a result will carefully evaluate all its alternatives, including the full enforcement of its legal rights.

Suspension of Dividends

The Company’s Board of Directors, after careful consideration of the challenging conditions both in the freight market and the financial environment, has decided to suspend the Company’s dividends, including the dividend in respect to the fourth quarter of 2008.

The decision is aimed at preserving cash and enhancing liquidity and is considered to be a precautionary measure in view of the disruptions arising with some of the Company’s charters.

The dividend policy will be regularly assessed by the Board of Directors and will depend, among other things, on the Company’s obligations, leverage, liquidity and capital resources and overall market conditions. The Company will also consider other means of enhancing liquidity and strengthening its capital base.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 41 vessels and, together with 7 Panamax vessels under bareboat charters, operates 48 vessels (5 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 6 Handymax vessels) with a total carrying capacity of approximately 3.9 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: February 17, 2009

By:

/s/ Stamatis Molaris

Stamatis Molaris

President and Chief Executive Officer